FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA PROVIDES OUTLOOK FOR 2008

Mexico City, April 29, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) provided an outlook for the expected performance of the company during 2008 as compared to 2007.

“Management’s expectation is that each of our principal lines of business – construction, infrastructure operation, and housing – should experience growth during 2008. On a consolidated level, we expect revenues to increase between 15% and 20% over the Ps. 22.5 billion recorded in 2007. The expected growth in revenues is based largely on the execution of projects or concessions that have already been awarded and for which financing has been arranged. We also expect our Adjusted EBITDA* margin to increase over last year,” noted Chief Financial Officer Alonso Quintana.

The three construction segments are expected to generate revenue growth in aggregate of 10% to 15%, with significant variations among the units.

Civil Construction is estimated to grow significantly, more than 20%, as major projects that were awarded last year, such as the La Yesca hydroelectric project, move into peak construction and execution phases. Our revenue growth expectations could be affected by delays in receiving rights of way or required permits from government agencies. Margins in civil construction could also be affected by these delays and by our ability to negotiate changes in fixed price contracts to reflect the runup in raw materials prices, particularly steel, since the start of 2008.

Industrial Construction revenues are expected to be flat. New contracts are expected to offset the reduction of work from the Minatitlan refinery configuration project, which is winding down, but are not expected to be sufficient to generate growth. The government’s plan for modernizing the energy sector could be a driver for industrial construction work in the medium-term, but is not expected to contribute materially to revenues in 2008.

Rodio is expected to be affected by the slowdown in the global economy, particularly with respect to commercial real estate development in Spain. As a result, ICA’s share of Rodio revenues is expected to decline moderately.

Housing is expected to increase revenues by approximately 50% and to sell more than 10,000 units in 2008. Housing expanded its land reserves during 2007 and recently arranged working capital financing that is expected to allow construction to advance rapidly. Our growth estimate is based in part on the ability of the government to meet its own budget target of providing mortgage financing for 680,000 homes in 2008.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

Airports’ passenger traffic and revenues are each expected to increase by approximately 6% to 10% during 2008, a slower rate of growth than 2007, which was marked by the entry of low cost carriers in the market. The rate of traffic growth will also be affected by the risks of a slowing economy, and the impact of sharply rising fuel costs and capacity constraints on the airlines.

Revenues from Other Concessions are expected to double as compared to 2007. Growth is expected to come principally from putting the Irapuato-La Piedad PPP (public-private partnership) highway into service and the acquisition of the Mayab tollroad.

As a result, non-construction businesses are expected to increase their share in total revenues to approximately 26% to 27%, up from 22% in 2007.

Consolidated Adjusted EBITDA* margin is expected to increase as compared to the 10% margin generated in 2007. The expected increase in margin is based on the growing share of revenues from non-construction businesses. In addition, margins in Housing and Other Concessions are expected to increase as these businesses start benefiting from economies of scale.

The full discussion of 2008 first quarter results and the 2008 outlook is available via webcast.

* Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. ICA’s management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA's principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer